FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. Name and Address of Company

AMG Oil Ltd.
600 17th Street
Suite 2800 South
Denver, CO
80202-5428

Item 2. Date of Material Change

On or about December 3, 2008

Item 3. News Release

On December 3, 2008, AMG Oil issued a press release relating to the material change report. The press release was distributed through CNW.

Item 4. Summary of Material Change

On December 3, 2008, AMG Oil Ltd., announces that effective December 4, 2008 the Company’s shares will begin trading under the symbol “AMGOF” on the OTC Bulletin Board.

Item 5. Full Description of Material Change

On December 3, 2008, AMG Oil Ltd., (OTCBB: AMGO) (the “Company”) announces that effective December 4, 2008 the Company’s shares will begin trading under the symbol “AMGOF” on the OTC Bulletin Board which reflects the change of the Company to a “foreign private issuer” as a consequence of the recently completed change of jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the Canada Business Corporations Act by way of continuation.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed "forward-looking statements". All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

The following senior officer of AMG Oil is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Michael Hart, President and Chief Executive Officer
(303) 226-5889

Item 9. Date of Report

December 3, 2008